SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

AMENDMENT NO. 2 TO
FORM U5B
REGISTRATION STATEMENT
Filed Pursuant to Section 5 of the
Public Utility Holding Company Act of 1935

PEPCO HOLDINGS, INC.

Name, Title and Address of Officer to Whom
Notices
and Correspondence Concerning this Statement
Should Be Addressed

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068

Exhibit D of Form U5B is hereby amended and restated in its entirety as follows:

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

The consolidating financial statements filed in Item 10 of Pepco Holdings, Inc.'s 2002 Form U5S are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Amendment No. 2 to the registration statement to be duly signed on its behalf in the District of Columbia, on the 8th day of May, 2003.

PEPCO HOLDINGS, Inc.

/s/ Anthony J. Kamerick
Anthony J. Kamerick
Vice President and Treasurer

VERIFICATION

District of Columbia

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amendment No. 2 to the registration statement dated May 8, 2003, for and on behalf of Pepco Holdings, Inc.; that he is the Vice President and Treasurer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Anthony J. Kamerick

Subscribed and sworn to before me
this 8th day of May, 2003.

/s/ Lisa A. Poole

My commission expires: 7/31/07